Exhibit 99.1

ASX/NASDAQ Release

SYDNEY, 30 April 2015

CHAIRMAN’S QUARTERLY REVIEW MARCH 2015

Highlights

•       More than 8 million Monthly Unique Visitors across MOKO products as at March, up 60% from 5 million in December 2014

•      BigTeams deal extends REC*IT to highly lucrative high school student and parent demographics

•      REC*IT 2.0 development progressing well with substantial improvements

•       Successful beta trial of Speakiesy

•       Appointments of new US Director, Mr Leo Hindery Jr, and Chief Operating Officer, Shripal Shah, bring extensive knowledge and experience

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

Dear Shareholders,

The three months to 31 March 2015 has been another quarter of strong growth and activity on a number of fronts for Moko Social Media. Monthly Unique Visitors (MUVs) has increased significantly across all verticals and we are on track to meet our previously stated target of 10 to 15 million MUVs by the end of 2015.

Vertical / Audience	Product	MUVs at 31 March	App installs to date
Students	REC*IT	200,000	212,000
	Speakiesy		4,000
Political	BNR	3.7 million	580,000
Active Lifestyle	RunHaven	1.2 million	n/a
Millennial Women	Tagroom	3.0 million	n/a
Total		8.1 million

Growth in the product user bases remains a strategic priority, with the continuing expansion of existing user bases accelerated by a number of new developments as outlined below.

REC*IT

REC*IT now reaches more than 950 US colleges, providing access to more than 11 million university students. As of April, REC*IT has captured more than 212,000 students in this traditionally challenging market and is now the leading mobile app in college sports and recreational activities.

The licensing agreement with IMLeagues has also created significant barriers to entry for competitors.

Engagement is remarkably high with 74% of users returning to the app within 24 hours and 93% within the month. These engagement metrics are particularly attractive to potential advertisers and will enable MOKO to charge premium advertising rates, compared with less engaged audiences.

REC*IT 2.0

The development of version 2 of REC*IT is progressing well and is expected to be launched in June 2015, ahead of the new school year in September. REC*IT 2.0, as it will be known, will provide a number of improvements:

>	Additional features and functionality enabling the offer of fitness-related and other ad-hoc campus recreational activities.
>	Access to in-app discovery of teams, events and activities, including what’s on at users’ campus gym
>	Registration will now be possible for teams, clubs and fitness activities
>	Registration issues experienced by certain colleges will be addressed using the Innosoft Fusion technology to which MOKO acquired access in February 2015

At present, students are required to register for intramural activities on IML’s website. REC*IT 2.0 will allow students to log in and register on the spot (hence the term “in-app registration”), positioning the app as an essential tool, and improving convenience for students wishing to discover what sporting and recreational activities are available at their campus, on their mobile device.

College campus recreational directors run orientation and registration evenings at the start of the semester and REC*IT 2.0 will allow students, particularly freshmen, to log in and register for activities immediately at these events. MOKO has established a strong connection with these college directors who will assist with promotion of REC*IT 2.0 during these college orientations. Their response to the proposed REC*IT 2.0 has been extremely positive.

BigTeams powered by REC*IT

In April 2015 MOKO announced an exclusive agreement with BigTeams, the largest high school sports software platform in the US. BigTeams provides online tools and data for US high schools to assist with sports team administration, event management and fundraising.

MOKO will use BigTeams to expand into the lucrative US high school market, through the launch of a new a version of REC*IT, ‘BigTeams powered by REC*IT’, to students and their parents in more than 4,000 US high schools.

The engagement with students at the relatively young high school age will familiarise them early with the REC*IT product and brand, which MOKO expects will convert to a seamless uptake of the college REC*IT app when they graduate from high school. This extended engagement between students and REC*IT products is highly attractive to advertisers, as they will have access to students for a longer period of time – from high school through college. MOKO’s strategy includes targeting media outlets and current and potential advertisers to present this unique opportunity to market to this highly sought after and lucrative demographic.

Parents of high school students are often actively engaged in their child’s extracurricular activities, including sporting and recreational activities, and MOKO expects that parents will engage with the BigTeams app to access the scheduling information relating to their child’s activities.

Under the agreement MOKO has acquired 10% of BigTeams and has the option to increase this to 23%, which if exercised, will make MOKO its second largest shareholder.

Speakiesy

Speakiesy is MOKO’s new closed campus community app that allows students to record and share funny, curious or noteworthy things around school. Speakiesy has been designed in response to student demand for a service that is separate from Facebook and will block outsiders. Speakiesy can only be joined by using a student’s .edu email address for the campus they attend, making it an exclusive “VIP club” that can only be joined by the students at a particular university.

During the March quarter, the Speakiesy app was successfully beta tested in eight colleges with approximately 4,000 users. This will provide useful insights ahead of the proposed September 2015 launch. The rollout strategy will see Speakiesy being released to 60 campuses accompanied by the appointment of a Speakiesy Campus Manager at each college. Communities within the college community, such as Greek life members (i.e. fraternities and/or sororities) and other significant influencers, will also be appointed to promote the app and post content. This strategic market roll-out will target highly engaged colleges before a full national rollout in the spring semester, January 2016.

Blue Nation Review (BNR)

As at March, BNR had 3.7 million highly engaged MUVs and a monthly social reach of 74 million people. MUVs are monthly unique visitors to a MOKO site; social reach is measured when people have interacted, i.e. read, clicked on, commented on, or shared, a post on any platform, such as Facebook or Twitter.

The BNR and related (Progressive America) Facebook pages have over 870,000 fans (as measured by ‘like’) and BNR has now overtaken its competitor ‘Politico’, a political journalism group with operations extending over seven years and more than 300 staff, in terms of the number of Facebook fans.

MOKO expects that the Presidential primary season will be a major driver of organic growth to BNR and VOYCIT. Hillary Clinton’s announcement of her Presidential candidacy, and the fact that BNR has a section dedicated to Mrs Clinton, have also driven organic growth post March.

Political campaign fundraising is significant: Mrs Clinton’s campaign is said to be targeting as much as $2.5 billion. What is largely overlooked is that the Presidential election cycle also includes one third of the Senate and all of the House of Representatives, plus several state and local elections, meaning that hundreds of secondary elections are being run at the same time as the Presidential election. The activity surrounding this election cycle is enormous and MOKO is actively developing and pursuing opportunities to leverage off these campaigns. MOKO plans to develop and sell packages to candidates and other campaigners and will profit by charging a percentage based fee on funds raised, media spend and other social and digital media assets sold to these campaigns.

In July BNR will also be headlining sponsorship of the annual Netroots Nation conference, the largest event in the US for progressive politics and activists. This is a highly publicized event and previous conferences have included appearances by political leaders. As the lead sponsor, the BNR name will be highly publicized and MOKO expects this will increase BNR’s power and influence and thereby generate further engagement.

RunHaven

Runhaven enjoyed significant user growth to 1.2 million MUVs in March, up from 450,000 in January, and now has a monthly social reach of more than 12 million people. 90% of use occurs on mobile devices and 73% of RunHaven’s users are female, the majority of which are aged 18 to 44. This demographic is highly attractive to advertisers and brand marketers, who target households with high disposable incomes and interests in fitness and fashion.

Tagroom

Tagroom is MOKO’s news and viral infotainment, mobile responsive, website (tagroom.com) that targets female millennials. This demographic, i.e. ages 18 to 34, currently accounts for 66% of Tagroom users. Tagroom allows MOKO to cross-pollinate content across different community groups, extending user engagement and driving user metrics higher.

Tagroom MUVs increased to 3 million in March from 1.1 million at January, with content reaching 12 million people per month.

Financial Summary

In the March quarter MOKO reported net operating cashflows of –A$4.7million on customer receipts of A$1.58million. These results reflect the continuing strategy to focus on building the user base. The results also include one-off payments and other abnormal items of A$2.6million.

In June 2015 approximately 130 million options over ordinary shares fall due. These are priced at A$0.05. MOKO expects to raise approximately A$6.5million in capital that will be used for ongoing working capital. In addition, MOKO received a Research & Development rebate of A$0.95million in April 2015 which can also be used to fund working capital.

Senior Appointments

MOKO has also strengthened its Board and management team with the recent appointment of Leo Hindery Jr, a non-executive Director, and Shripal Shah, Chief Operating Officer. These appointments bring extensive industry and operational knowledge to MOKO and help to prepare the group for its imminent anticipated growth.

Leo is renowned in the media industry with extensive U.S. and international media experience, notably including the sports industry, one of MOKO’s key targeted community groups.

Shripal has more than 16 years' experience in digital strategy, development and execution and is experienced in creating and implementing digital marketing and business development strategies. He joined MOKO after 7 years as Chief Strategy Officer with the Washington Redskins, one of the top NFL professional football teams in the US.

SUMMARY

MOKO’s user base and social reach continue to grow at a significant rate, with MUVs increasing by 60% since December 2014.

The extension of REC*IT into high schools will connect MOKO to more consumers that are highly attractive to advertisers and brands, and for a longer period – from high school through college. The enhancements of REC*IT 2.0, particularly in-app registration, will make it an essential tool for many students, and with support from college recreational directors, early adoption is anticipated.

Speakiesy’s ‘soft’ launch, targeting 60 colleges, will enable MOKO to manage and boost engagement through the use of influencers and campus managers, compared with the more usual approach in which a national rollout is launched immediately.

BNR, Runhaven and Tagroom have all experienced significant user growth. We expect the Presidential primary season will accelerate growth and the BNR brand will develop further power and influence from its position as lead sponsor Netroots Nation.

During the quarter the focus has been on establishing the platform for growth and positioning MOKO to ‘own’ the audience in its chosen verticals. In doing so we have opted to focus our resources on growing the user base rather than pursuing short-term revenue-taking opportunities. We are confident that this strategy will maximise the value of MOKO in the longer term.

Income is ultimately expected to be generated from advertising and other monetization initiatives, such as content syndications, of these user groups by connecting the brand and sponsors via social reach and using ‘influencers’ within each target demographic.

The number one priority for the next 12 months is to continue to focus on building MUVs in the three verticals, through intensified marketing of existing products and the development of new products to attract new users within the verticals. We are on track to achieve our target of 10 to 15 million MUVs by 31 December 2015 and later this year we will set a new target for 2016.

Greg McCann
Chairman

For more information contact:

Australia: Vaughan Partners
Suzie Batten +61 419 546 104 sbatten@vaughanpartners.com.au
Scott Hinton +61 419 114 057 shinton@vaughanpartners.com.au

About MOKO SOCIAL MEDIA Limited

MOKO Social Media is a platform publishing company at the forefront of the next generation in social media. It provides products and content to high value, niche user groups, with 90% engaging through mobile devices including cell phones and tablets.

MOKO is targeting communities of students, political supporters, active lifestyle participants and millennial women. It aims to be their destination of choice for information and interaction by creating unique content delivered on proprietary platforms accessed seamlessly across devices.

MOKO generates revenue from sponsorship, content syndication, social network distribution, advertising and other monetization of the platforms. This integrated approach gives it exposure to attractive markets that can be leveraged for revenue and growth.

MOKO’s Monthly Social Reach is currently around 95 million people and it aims to reach 10-15 million Monthly Unique Visitors by the end of 2015. MOKO is listed on NASDAQ (MOKO) and the Australian Securities Exchange (MKB).

Notes

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities, or a recommendation as to whether investors should buy or sell.

Forward-Looking Statements

This press release contains information that may constitute forward-looking statements and uses forward-looking terminology such as “anticipate” “propose” “expect” and “will,” negatives of such terms or other similar statements. You should not place undue reliance on any forward-looking statement due to its inherent risk and uncertainties, both general and specific. Although we believe the assumptions on which the forward-looking statements are based are reasonable and within the bounds of our knowledge of our business and operations as of the date hereof, any or all of those assumptions could prove to be inaccurate. Risk factors that could contribute to such differences include our ability to prepare required documents in connection with the proposed offering, the timing of regulatory review, performance of our shares on the Nasdaq Global Market, and the performance of the United States and global capital markets and companies in our sector, as well as factors relating to the performance of our business, including intense competition we face; failure to innovate and provide products and services that are useful to users; our ongoing need for capital for investment in new and existing business strategies and new products, services and technologies, including through acquisitions; our dependence on advertising revenues; the potential for declines in our revenue growth rate and downward pressure on our operating margin in the future; increased regulatory scrutiny that may negatively impact our business; legal proceedings that may result in adverse outcomes; failure to maintain and enhance our brand; uncertainty as to our ability to protect and enforce our intellectual property rights; and uncertainty as to our ability to attract and retain qualified executives and personnel. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future intentions as of any date subsequent to the date of this press release. Our plans may differ materially from information contained in the forward-looking statements as a result of these risk factors or others, as well as changes in plans from our board of directors and management.